 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Hale, Randall B. (Last) (First) (Middle) 600 Century Plaza Drive, Building 140 (Street) Houston, TX 77073-6033 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol ENGlobal Corporation ENG 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/01/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock , .001 par value								$1,225,758	I	Owned by Equus II Incorporated (see Note 1)
Series A Preferred Stock - 2,588,000 shares at conversion rate								$1,087,395	I	owned by Equus II Incorporated (see Note 1)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Option, giving right to buy	$1.87	04/01/2003	05/01/2003	A		20,000		04/01/2003	04/01/2013	common stock	20,000		$20,000	D
Option, giving right to buy	variable - see Note 2												$200,000	I	see Note 1

Explanation of Responses:

Note 1 - Shares shown in Table I are owned by Equus II Incorporated, which beneficially owns 9.73% of the Company's stock. Mr. Hale serves as a Vice President or agent and Director for Equus Capital Management Company. Equus Capital Management Company is the financial advisor to Equus II Incorporated, which is one of the Company's lenders and is party to various agreements in conjunction with the Petrocon merger in December 2001. These shares have previously been reported to the US Securities Exchange Commission on Schedule 13(g) and are reported here voluntarily for informational purposes.

Note 2 - Options granted by Alliance 2000 to Equus II Incorporated to acquire 200,000 shares of common stock, at an exercise price of between $0.75 and $1.00 per share none of which will be exercisable within 60 days of this filing. These options have previously been reported to the US Securities Exchange Commission on Schedule 13(g) and are reported here voluntarily for informational purposes.

By:	Date:
/s/ Randall B. Hale	05/01/2003
Director
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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